Contact:
Mary Coleman
Savient Pharmaceuticals, Inc.
information@savient.com
(732) 418-9300

Kelly Sullivan
Jennifer Friedman
Joele Frank, Wilkinson Brimmer Katcher
ksullivan@joelefrank.com
jfriedman@joelefrank.com
(212) 355-4449

## Savient Pharmaceuticals Reports Fourth Quarter and Year-End 2011 Results

KRYSTEXXA$^{(R)}$ Net Sales for the Fourth Quarter Were $3.0 Million, at Top of Pre-Announced Net Sales Range

**EAST BRUNSWICK, N.J. — (February 27, 2012 )** — Savient Pharmaceuticals, Inc. (NASDAQ: SVNT) today reported financial results for the three months ended December 31, 2011, which reflect the Company's continuing investment in the U.S. launch of KRYSTEXXA $^{(R)}$(pegloticase). Savient ended the quarter with approximately $170 million in cash and short-term investments, a decrease of $33 million for the quarter. For the fourth quarter of 2011, the Company had a net loss of $30.9million, or $0.44 per share, on total revenues of $3.7 million, compared with a net loss of $0.5 million, or $0.01 per share, on total revenues of $1.0 million for the same period in 2010. The net loss for the year ended December 31, 2011 was $102.0 million, or $1.46 per share, on total revenues of $9.6 million, compared with a net loss of $73.1 million, or $1.08 per share, on total revenues of $4.0 million for the same period in 2010.

David Y. Norton, Interim Chief Executive Officer of Savient, said, "Savient has made great strides in the commercialization of KRYSTEXXA since we launched a year ago. We are well positioned to leverage our one of a kind treatment, and as we begin 2012, we have a strong team in place, a firm understanding of refractory chronic gout and the KRYSTEXXA marketplace, and a permanent J-code. We look forward to continuing to build on this momentum to further our position in the marketplace, expand the depth and breadth of KRYSTEXXA sales and fill an unmet need for patients suffering from refractory chronic gout."

### Operational Highlights:

- KRYSTEXXA net sales grew to $3.0 million from$1.9 million for the previous quarter.
- Submitted responses to Day 120 questions to CHMP.
- Appointed David Veitch as President of Savient Europe to lead Savient's European efforts for the   future growth of KRYSTEXXA.
- Assigned a permanent J-code, J2507, by the Centers for Medicare and Medicaid Services for   KRYSTEXXA, which became effective on January 1, 2012.

- Presented new data surrounding KRYSTEXXA and the impact of refractory chronic gout at The   American College of Rheumatology Meeting.
- Launched a new educational campaign, "Check Out Your Gout," to raise awareness about gout   and a severe form of the condition known as RCG.

### Financial Results of Operations for the Three Month s Ended December 31, 2011

Total revenues increased by $2.7 million, or 286%, to $3.7 million for the three months ended December 31, 2011, from $1.0 million for the three months ended December 31, 2010. The higher net sales for the three months ended December 31, 2011 were the result of the Company's launch of KRYSTEXXA, which generated $3.0 million in net sales for the quarter.

Cost of sales increased by $1.6 million, or 97%, to $3.3 million for the three months ended December 31, 2011, from $1.7 million for the three months ended December 31, 2010. The increase for the three months ended December 31, 2011 is primarily due to a $1.0 million charge to reserve for excess KRYSTEXXA inventory. In addition, cost of sales increased from the prior year quarter due to royalty and sales based milestones pursuant to our third party license and grant agreements, as a result of the commercialization and commencement of sales of KRYSTEXXA in 2011.

Research and development expenses decreased by $2.3 million, or 24%, to $7.5 million for the three months ended December 31, 2011, from $9.8 million for the three months ended December 31, 2010. The decrease for the three months ended December 31, 2011 was primarily due to prior year process technology transfer expenses to facilitate the implementation of our potential secondary source supplier, partially offset by expenses incurred the current quarter associated with our KRYSTEXXA post marketing studies.

Selling, general and administrative expenses increased $19.9 million, or 242%, to $28.1 million for the three months ended December 31, 2011, from $8.2 million for the three months ended December 31, 2010. The higher expenses for the three months ended December 31, 2011 were primarily due to increased selling and marketing expenses associated with the full commercial launch of KRYSTEXXA.

Interest expense on the Company's convertible notes was $4.3 million for the three months ended December 31, 2011.

## Conference Call and Webcast

The Company will host a live conference call and webcast beginning at 9:00 a.m. Eastern Time on February 27, 2012 to discuss these results and to answer questions. To participate by telephone, please dial:

| | |
|---|---|
| Domestic: | 866-393-1565 |
| International: | 253-237-1151 |
| Conference ID: | 49538226 |

The live and archived webcast can be accessed on the investor relations section of the Savient website at www.savient.com. Please log on to Savient's website fifteen minutes prior to the start of the call to ensure adequate time for any downloads that may be necessary.

A telephone replay will be available from 12:00 p.m. Eastern Time on February 27, 2012 through 12:00 a.m. Eastern Time on March 7, 2012 by dialing:

| | |
|---|---|
| Domestic: | 855-859-2056 |
| International: | 404-537-3406 |
| Conference ID: | 49538226 |

## ABOUT SAVIENT PHARMACEUTICALS, INC.

Savient Pharmaceuticals, Inc. is a specialty biopharmaceutical company focused on developing and commercializing KRYSTEXXA [R] (pegloticase) for the treatment of chronic gout in adult patients refractory to conventional therapy. Savient has exclusively licensed worldwide rights to the technology related to KRYSTEXXA and its uses from Duke University ("Duke") and Mountain View Pharmaceuticals, Inc. ("MVP"). Duke developed the recombinant uricase enzyme and MVP developed the PEGylation technology used in the manufacture of KRYSTEXXA. MVP and Duke have been granted U.S. and foreign patents disclosing and claiming the licensed technology and, in addition, Savient owns or co-owns U.S. and foreign patents and patent applications, which collectively form a broad portfolio of patents covering the composition, manufacture and methods of use and administration of KRYSTEXXA. Savient also manufactures and supplies Oxandrin [R] (oxandrolone tablets, USP) CIII in the U.S. For more information, please visit the Company's website at www.savient.com.

## FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this press release are forward-looking statements that are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in such statements. These risks, trends and uncertainties are in some instances beyond our control. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "will" and other similar expressions identify forward-looking statements, although not all forward-looking statements contain these identifying words. In particular, any statements regarding the safety and efficacy of KRYSTEXXA [R], status of our KRYSTEXXA marketing efforts and additional plans related thereto, market demand and reimbursement for KRYSTEXXA, our view of the refractory chronic gout ("RCG") market size, and our market expansion plans including our MAA filing before the EMA are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties and are based on our assessment and interpretation of the currently available data and information, current expectations, assumptions, estimates and projections about our business and the biopharmaceutical and specialty pharmaceutical industries in which we operate. Important factors that may affect our ability to achieve the matters addressed in these forward-looking statements include, but are not limited to, our ability to commercialize KRYSTEXXA; our ability to retain the personnel whom we have hired and to hire the remaining personnel necessary to complete the build out of our commercial team; our reliance on third parties to manufacture KRYSTEXXA; the risk that the market for KRYSTEXXA is smaller than we have anticipated; competition from existing therapies and therapies that are currently under development, including therapies that are significantly less expensive than KRYSTEXXA; our ability to gain market acceptance for KRYSTEXXA among physicians, patients, health care payors and others in the medical community; whether we are able to obtain financing, if needed; economic, political and other risks associated with foreign operations; risks of maintaining protection for our intellectual property; risks of an adverse determination in intellectual property litigation; and risks associated with stringent government regulation of the biopharmaceutical industry and other important factors set forth more fully in our reports filed with the Securities and Exchange Commission, to which investors are referred for further information. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward- looking statements, which speak only as of the date of publication of this press release. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We do not have a policy of updating or revising forward-looking statements and, except as required by law, assume no obligation to update any forward-looking statements.

### ###

**(Tables to Follow)**

**SAVIENT PHARMACEUTICALS, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(In thousands, except share data)**

| | December 31, 2011 | Decemb 201 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 114,094 | $ 4 |
| Short-term investments | 55,694 | 2 |
| Accounts receivable, net | 4,737 | |
| Inventories, net | 10,924 | |
| Prepaid expenses and other current assets | 4,186 | |
| Total current assets | 189,635 | 7 |
| Property and equipment, net | 833 | |
| Deferred financing costs, net | 4,068 | |
| Restricted cash | 2,580 | |
| Total assets | $ 197,116 | $ 7 |
| **LIABILITIES AND STOCKHOLDERS'' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 7,046 | $ |
| Deferred revenues | 414 | |
| Accrued interest on Convertible Notes | 4,643 | |
| Other current liabilities | 17,962 | 1 |

| | | |
|---|---:|---:|
| Total current liabilities | 30,065 | 1 |
| Convertible Notes, net of discount of $54,542 | 175,458 | |
| Other liabilities | 3 | |
| Commitments and contingencies | | |
| Stockholders' Equity: | | |
| Preferred stock—$.01 par value 4,000,000 shares authorized; no shares issued | — | |
| Common stock—$.01 par value 150,000,000 shares authorized; issued and outstanding 71,502,000 in 2011 and 70,259,000 in 2010 | 715 | |
| Additional paid-in-capital | 408,463 | 36 |
| Accumulated deficit | (417,603) | (31 |
| Accumulated other comprehensive income | 15 | |
| Total stockholders' equity | (8,410) | 4 |
| Total liabilities and stockholders' equity | $ 197,116 | $ 7 |

## SAVIENT PHARMACEUTICALS, INC.
### CONSOLIDATED STATEMENTS OF OPERATIONS
**(In thousands, except per share data)**

| | Three Months Ended December 31, | | Year Ended December 31, | |
|---|---:|---:|---:|---:|
| | **2011** | **2010** | **2011** | **2010** |
| Revenues: | | | | |
| Product sales, net | $ 3,710 | $ 960 | $ 9,565 | $ 4,028 |
| Cost and expenses: | | | | |
| Cost of goods sold | 3,305 | 1,675 | 9,313 | 2,673 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Research and development | | | 7,475 | | 9,837 | 24,790 | 32,358 |
| Selling, general and administrative | | | 28,137 | | 8,217 | 90,898 | 24,981 |
| | | | 38,917 | | 19,729 | 125,001 | 60,012 |
| Operating loss | | | (35,207) | | (18,769) | (115,436) | (55,984) |
| Investment income, net | | | 43 | | 34 | 150 | 116 |
| Interest expense on convertible notes | | | (4,344) | | — | (15,737) | — |
| Other income (expense), net | | | 919 | | 18,275 | 2,208 | (17,250) |
| Loss before income taxes | | | (38,589) | | (460) | (128,815) | (73,118) |
| Income tax benefit | | | (7,733) | | (9) | (26,788) | (9) |
| Net loss | | $ | (30,856) | $ | (451) | $ (102,027) | $ (73,109) |
| Loss per common share: | | | | | | | |
| Basic and diluted | | $ | (0.44) | $ | (0.01) | $ (1.46) | $ (1.08) |
| Weighted-average number of common and common equivalent shares: | | | | | | | |
| Basic and diluted | | | 70,235 | | 69,399 | 70,117 | 67,435 |